UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

China Yuchai International Limited

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

G210821050

(CUSIP Number)

Mr. Goh Cher Shua

Chief Financial Officer

Hong Leong Asia Ltd.

16 Raffles Quay

#26-00 Hong Leong Building

Singapore 048581

65-62208411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G210821050	Page 2 of 12

1	NAMES OF REPORTING PERSONS Well Summit Investments Limited (“Well Summit”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,734,831 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,734,831 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,734,831 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.

CUSIP No. G210821050	Page 3 of 12

1	NAMES OF REPORTING PERSONS Hong Leong (China) Limited (“HLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,297,905 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,297,905 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,297,905 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.72%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**	In addition to the 8,297,905 shares of common stock of China Yuchai International Limited (“CYI”) beneficially owned by it through HL Technology Systems Pte Ltd, HLC also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No. G210821050	Page 4 of 12

1	NAMES OF REPORTING PERSONS HL Technology Systems Pte Ltd (“HLT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,297,905 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,297,905 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,297,905 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.72%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**	In addition to the 8,297,905 shares of common stock of CYI owned by it, HLT also owns a special share of CYI. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No. G210821050	Page 5 of 12

1	NAMES OF REPORTING PERSONS Hong Leong Asia Ltd. (“HLA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF BK WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,032,736 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,032,736 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,032,736 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.74%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**	In addition to the 8,297,905 shares of common stock of CYI beneficially owned by it through HLT and 5,734,831 shares of common stock of CYI beneficially owned by it through Well Summit, HLA also controls a special share of CYI through HLT. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

This Amendment No. 15 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, as subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on September 10, 2003, as further amended by Amendment No. 4 to Schedule 13D filed on October 7, 2003, as further amended by Amendment No. 5 to Schedule 13D filed on October 15, 2003, as further amended by Amendment No. 6 to Schedule 13D filed on November 28, 2003, as further amended by Amendment No. 7 to Schedule 13D filed on October 27, 2009, as further amended by Amendment No. 8 to Schedule 13D filed on October 28, 2009, as further amended by Amendment No. 9 to Schedule 13D filed on August 30, 2010, as further amended by Amendment No. 10 to Schedule 13D filed on May 25, 2011, as further amended by Amendment No. 11 to Schedule 13D filed on June 7, 2011, as further amended by Amendment No. 12 to Schedule 13D filed on August 12, 2011, as further amended by Amendment No. 13 to Schedule 13D filed on August 23, 2011 and as further amended by Amendment No. 14 to Schedule 13D filed on November 22, 2011 (as so amended, the “Statement”) with respect to the common stock, par value US$0.10 per share (the “Common Stock”), of China Yuchai International Limited, a Bermuda corporation (“CYI”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2	Identity and Background

Item 2 is hereby restated in its entirety by the following:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Hong Leong Asia Ltd. (“HLA”), HL Technology Systems Pte Ltd (“HLT”), Hong Leong (China) Limited (“HLC”) and Well Summit Investments Limited (“Well Summit”).

Each of HLA, HLT and HLC are organized under the laws of Singapore. Well Summit is organized under the laws of Hong Kong.

The address of the principal business and principal office of each of HLA and HLT is 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581. The addresses of the principal business and principal office of HLC are 151 Lorong Chuan, #06-05 New Tech Park, Singapore 556741 and 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, respectively. The address of the principal business and principal office of Well Summit is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

HLC is a diversified company that owns companies engaged in a variety of businesses including manufacturing and distribution of consumer products, diesel engines and related products, and industrial packaging products as well as investment holding and dealing. In addition to the above businesses owned by HLC, HLA also owns companies engaged in manufacturing and distribution of air-conditioning systems and building materials. Well Summit and HLT are investment holding companies.

Set forth on Schedule I is the information required by General Instruction C to Schedule 13D, which schedule is incorporated herein by reference. Each of the persons named in Schedule I is hereinafter referred to as a “Related Person” and, collectively, the “Related Persons”.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On May 12, 2014, the Board of Directors of CYI declared a dividend for the financial year ended December 31, 2013 through which holders of Common Stock could elect to receive a dividend of US$1.20 per share of Common Stock, either wholly in cash or in new shares of Common Stock. HLT and Well Summit each chose to receive the dividend in new shares of Common Stock and, consequently on July 7, 2014, each was allotted Common Stock in lieu of receiving a cash payment.

Item 5	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule are hereby amended and restated in their entirety as follows:

(a) and (b) As of July 7, 2014:

HLT owns of record 8,297,905 shares of Common Stock, which represents approximately 21.72% of the 38,195,706 outstanding shares of Common Stock reported in CYI’s announcement dated July 4, 2014 on Form 6-K (Report of Foreign Private Issuer), submitted to the Securities and Exchange Commission on July 7, 2014 (the “July 4, 2014 CYI Announcement”). HLT also holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002.

Well Summit owns of record 5,734,831 shares of Common Stock, which represents approximately 15.01% of the 38,195,706 outstanding shares of Common Stock reported in the July 4, 2014 CYI Announcement.

HLC has an indirect interest in the 8,297,905 shares of Common Stock directly owned by HLT, which represents approximately 21.72% of the 38,195,706 outstanding shares of Common Stock reported in the July 4, 2014 CYI Announcement.

The 14,032,736 shares of Common Stock beneficially owned by HLA represents approximately 36.74% of the 38,195,706 outstanding shares of Common Stock reported in the July 4, 2014 CYI Announcement.

Shares held of record by HLT. HLT (together with HLC by virtue of its ownership of HLT and HLA by virtue of its ownership of HLC) has sole voting and dispositive power over the 8,297,905 shares of Common Stock owned by HLT and the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002.

Shares held of record by Well Summit. Well Summit (together with HLA by virtue of its ownership of Well Summit) has sole voting and dispositive power over the 5,734,831 shares of Common Stock owned by Well Summit.

Item 5(c) of the Schedule is hereby amended as follows:

(c) On May 12, 2014, the Board of Directors of CYI declared a dividend for the financial year ended December 31, 2013 through which holders of Common Stock could elect to receive a dividend of US$1.20 per share of Common Stock, either wholly in cash or in new shares of Common Stock. HLT and Well Summit each chose to receive the dividend in new shares of Common Stock, which were allotted as follows:

Date of Allotment	No. of Shares of Common Stock Allotted	Price per Share Allotted (US$)	Manner of Allotment
HLT:
July 7, 2014	466,736	20.1343	Dividend

Well Summit:
July 7, 2014	322,569	20.1343	Dividend

Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 7	Material to be Filed as Exhibits

Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010).

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 14, 2014	HONG LEONG ASIA LTD.

	By:	/s/ Kwek Leng Peck
	Name:	Kwek Leng Peck
	Title:	Director

HL TECHNOLOGY SYSTEMS PTE LTD

	By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Director

HONG LEONG (CHINA) LIMITED

	By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Director

WELL SUMMIT INVESTMENTS LIMITED

	By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Director

Exhibit Index

Exhibit 7	Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010)

SCHEDULE I

The following is a list of the directors and executive officers of the Reporting Persons:

DIRECTORS AND EXECUTIVE OFFICERS

OF WELL SUMMIT INVESTMENTS LIMITED

Name	Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Executive Officers

Nil

DIRECTORS AND EXECUTIVE OFFICERS

OF HL TECHNOLOGY SYSTEMS PTE LTD

Name	Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Hoh Weng Ming	16 Raffles Quay #39-01A Hong Leong Building Singapore 048581	President of CYI	Malaysia/Singapore Permanent Resident

Executive Officers

Nil

DIRECTORS AND EXECUTIVE OFFICERS

OF HONG LEONG (CHINA) LIMITED

Name	Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Beng	9 Raffles Place #61-00 Republic Plaza Singapore 048619	Chairman / Company Director	Singapore

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Hoh Weng Ming	16 Raffles Quay #39-01A Hong Leong Building Singapore 048581	President of CYI	Malaysia/Singapore Permanent Resident

Executive Officers

Nil

DIRECTORS AND EXECUTIVE OFFICERS

OF HONG LEONG ASIA LTD.

Name	Residential/Business Address	Principal Occupation	Citizenship

Directors

Kwek Leng Beng	9 Raffles Place #61-00 Republic Plaza Singapore 048619	Chairman / Company Director	Singapore

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Ernest Colin Lee	9 Gleneagle Street Kenmore Qld 4069 Australia	Consultant	Australia

Goh Kian Hwee	9 Battery Road #25-01 Straits Trading Building Singapore 049910	Lawyer	Singapore

Quek Shi Kui	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Company Director	Singapore

Executive Officers

Kwek Leng Peck	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Executive Director	Singapore

Philip Ting Sii Tien	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Executive Officer	Malaysia/Singapore Permanent Resident

Goh Cher Shua	16 Raffles Quay #26-00 Hong Leong Building Singapore 048581	Chief Financial Officer	Singapore